Exhibit 99.1

FERRARI N.V.: PERIODIC REPORT ON THE BUYBACK PROGRAM

Maranello (Italy), December 4, 2023 – Ferrari N.V. (NYSE/EXM: RACE) (“Ferrari” or the “Company”) informs that the Company has purchased, under the Euro 350 million share buyback program announced on November 7, 2023, as the fourth tranche of the multi-year share buyback program of approximately Euro 2 billion expected to be executed by 2026 in line with the disclosure made during the 2022 Capital Markets Day (the “Fourth Tranche”), the additional common shares - reported in aggregate form, on a daily basis - on the Euronext Milan (EXM) and on the New York Stock Exchange (NYSE) as follows:

	EXM			NYSE				Total
Trading Date (d/m/y)	Number of common shares purchased	Average price per share excluding fees (€)	Consideration excluding fees (€)	Number of common shares purchased	Average price per share excluding fees ($)	Consideration excluding fees ($)	Consideration excluding fees (€)*	Number of common shares purchased	Average price per share excluding fees (€)*	Consideration excluding fees (€)*
27/11/2023	4,794	336.5379	1,613,362.69	—	—	—	—	4,794	336.5379	1,613,362.69
28/11/2023	4,800	334.5571	1,605,874.08	10,866	368.0779	3,999,534.46	3,652,876.48	15,666	335.6792	5,258,750.56
29/11/2023	4,901	335.7462	1,645,492.13	8,154	367.8353	2,999,329.04	2,730,386.01	13,055	335.1879	4,375,878.14
30/11/2023	5,114	331.3581	1,694,565.32	9,185	359.2393	3,299,612.97	3,018,582.90	14,299	329.6138	4,713,148.23
01/12/2023	5,477	329.6333	1,805,401.58	—	—	—	—	5,477	329.6333	1,805,401.58
Total	25,086	333.4408	8,364,695.81	28,205	365.1295	10,298,476.47	9,401,845.40	53,291	333.3873	17,766,541.21
(*) translated at the European Central Bank EUR/USD exchange reference rate as of the date of each purchase

Since the announcement of such Fourth Tranche till December 1, 2023, the total invested consideration has been:
•Euro 29,891,981.49 for No. 91,243 common shares purchased on the EXM
•USD 10,298,476.74 (Euro 9,401,845.40*) for No. 28,205 common shares purchased on the NYSE.

As of December 1, 2023, the Company held in treasury No. 13,378,190 common shares equal to 5.21% of the total issued share capital including the common shares and the special voting shares, net of shares assigned under the Company’s equity incentive plan.

Ferrari N.V. Amsterdam, The Netherlands	Registered Office: Via Abetone Inferiore N. 4, I – 41053 Maranello (MO) Italy	Dutch trade registration number: 64060977

Since the start of the multi-year share buyback program of approximately Euro 2 billion announced during the 2022 Capital Markets Day, on July 1, 2022, until December 1, 2023, the Company has purchased a total of 2,453,732 own common shares on EXM and NYSE, including transactions for Sell to Cover, for a total consideration of Euro 598,490,588.04.

A comprehensive overview of the transactions carried out under the buyback program, as well as the details of the above transactions, are available on Ferrari’s corporate website under the Buyback Programs section (https://www.ferrari.com/en-EN/corporate/buyback-programs).

For further information:
Media Relations
tel.: +39 0536 949337
Email: media@ferrari.com
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